

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Matthew C. Osborne
Principal Executive Officer of Altegris Advisors, L.L.C.
on behalf of Altegris Winton Futures Fund, L.P.
1200 Prospect Street, Suite 400
La Jolla, CA 92037

> **Re: Altegris Winton Futures Fund, L.P.**
> **Form 10-K Form for the Fiscal Year Ended December 31, 2020**
> **Filed on March 29, 2021**
> **File No. 000-53348**

Dear Mr. Osborne:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance